# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diversified Energy Co, CIK 0001922446
CUSIP: G2891G204
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Date of event which requires filing of this statement: 01/09/2026
Filed by CIK 0001578109
Persons authorized to receive notices and communications: EIG Asset Management, LLC, Krisy Lee, Chief Compliance Officer, 600 New Hampshire Ave NW, Suite 1200, Washington, District Of Columbia (DC), 20037, 202-600-3300

## Reporting persons
- EIG Redwood Co-Investment, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 327,012; shared voting power 0; sole dispositive power 327,012; shared dispositive power 0; aggregate amount beneficially owned 327,012 (0.41% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of common stock ("Common Stock") outstanding, as reported by the Issuer in its prospectus, filed with the Securities and Exchange Commission (the "SEC") as Exhibit 99.1 to its Form 6-K on November 20, 2025.
- EIG Energy XV Blocker Agent (Redwood), Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 283,715; shared voting power 0; sole dispositive power 283,715; shared dispositive power 0; aggregate amount beneficially owned 283,715 (0.35% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of Common Stock outstanding, as reported by the Issuer in its prospectus, filed with the SEC as Exhibit 99.1 to its Form 6-K on November 20, 2025.
- EIG Holdings Carry Splitter (Redwood), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,012,758; shared voting power 0; sole dispositive power 1,012,758; shared dispositive power 0; aggregate amount beneficially owned 1,012,758 (1.26% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of Common Stock outstanding, as reported by the Issuer in its prospectus, filed with the SEC as Exhibit 99.1 to its Form 6-K on November 20, 2025.
- EIG Energy Fund XV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 742,468; shared voting power 0; sole dispositive power 742,468; shared dispositive power 0; aggregate amount beneficially owned 742,468 (0.92% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of Common Stock outstanding, as reported by the Issuer in its prospectus, filed with the SEC as Exhibit 99.1 to its Form 6-K on November 20, 2025.
- EIG Energy Fund XV-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 506,760; shared voting power 0; sole dispositive power 506,760; shared dispositive power 0; aggregate amount beneficially owned 506,760 (0.63% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of Common Stock outstanding, as reported by the Issuer in its prospectus, filed with the SEC as Exhibit 99.1 to its Form 6-K on November 20, 2025.
- EIG Energy Fund XVI, L.P. (CIK 0001578109): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,732,662; shared voting power 0; sole dispositive power 2,732,662; shared dispositive power 0; aggregate amount beneficially owned 2,732,662 (3.39% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of Common Stock outstanding, as reported by the Issuer in its prospectus, filed with the SEC as Exhibit 99.1 to its Form 6-K on November 20, 2025.
- EIG Energy Fund XVI-E, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 43,947; shared voting power 0; sole dispositive power 43,947; shared dispositive power 0; aggregate amount beneficially owned 43,947 (0.05% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of Common Stock outstanding, as reported by the Issuer in its prospectus, filed with the SEC as Exhibit 99.1 to its Form 6-K on November 20, 2025.
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,248,819; shared voting power 0; sole dispositive power 1,248,819; shared dispositive power 0; aggregate amount beneficially owned 1,248,819 (1.55% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of Common Stock outstanding, as reported by the Issuer in its prospectus, filed with the SEC as Exhibit 99.1 to its Form 6-K on November 20, 2025.
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 603,444; shared voting power 0; sole dispositive power 603,444; shared dispositive power 0; aggregate amount beneficially owned 603,444 (0.75% of the class)
  Comment: The percent of class is calculated based on 80,620,444 shares of Common Stock outstanding, as reported by the Issuer in its prospectus, filed with the SEC as Exhibit 99.1 to its Form 6-K on November 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Diversified Energy Co
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed with the SEC by the Reporting Persons on May 29, 2025 and Amendment No. 1 filed with the SEC on September 22, 2025 (collectively, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in lines 11 and 13 of each of the cover pages hereto is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information (i) set forth or incorporated by reference in Item 4 of this Amendment and (ii) set forth on lines 7 through 10 of each of the cover pages hereto is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On January 9, 2026, the Reporting Persons agreed to sell 2,100,000 shares of Common Stock of the Issuer in an unregistered block trade pursuant to Rule 144 under the Securities Act of 1933, as amended, at a price of $13.28 per share of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition at the end thereof:

10.3 Amended and Restated Relationship Agreement, between Diversified Energy Company, Diversified Energy Company PLC and EIG Management Company, LLC, dated November 13, 2025 which substituted Diversified Energy Company for Diversified Energy Company PLC under that certain Relationship Agreement, dated March 14, 2025.

## Signatures
- EIG Redwood Co-Investment, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (01/12/2026)
- EIG Redwood Co-Investment, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (01/12/2026)
- EIG Energy XV Blocker Agent (Redwood), Inc.: /s/ Kristin Kelly, Kristin Kelly/Authorized Signatory (01/12/2026)
- EIG Holdings Carry Splitter (Redwood), L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (01/12/2026)
- EIG Holdings Carry Splitter (Redwood), L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (01/12/2026)
- EIG Energy Fund XV, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (01/12/2026)
- EIG Energy Fund XV, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (01/12/2026)
- EIG Energy Fund XV-A, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (01/12/2026)
- EIG Energy Fund XV-A, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (01/12/2026)
- EIG Energy Fund XVI, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (01/12/2026)
- EIG Energy Fund XVI, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (01/12/2026)
- EIG Energy Fund XVI-E, L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (01/12/2026)
- EIG Energy Fund XVI-E, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (01/12/2026)
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P.: /s/ Kristin Kelly, Kristin Kelly/Managing Director (01/12/2026)
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (01/12/2026)
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC: /s/ Kristin Kelly, Kristin Kelly/Managing Director (01/12/2026)
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (01/12/2026)